UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CirTran Corporation
File No. 0-49654 - CF# 22747

CirTran Corporation submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibit to a Form 8-K filed on November 3, 2008.

Based on representations by CirTran Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1	through October 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel